FORM 4

☐ **Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person to Issuer (Check all applicable)	
Mani	**Ram**	**V.**	***Appiant Technologies, Inc. (APPS) formerly trading as N*Hancement Technologies Inc. (NHAN)**		_X_ Director ____ 10% Owner _X_ Officer ____ Other (give title below) (specify below)	
(Last)	(First)	(Middle)	3. IRS or Social Security Number of Reporting Person	4. Statement for Month/Year **March, 2001**		
3070 Deer Meadow Drive			559-21-1289	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line) _X_ Form Filed by One Reporting Person _____ Form Filed by More than One Reporting Person	
(Street)						
Danville, CA 94506						
(City)	(State)	(Zip)	**Table 1 , Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**			

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
	2/27/01			3500	**D**	**5.625**			
	2/27/01			5000		**5.375**			
	2/27/01			5000		**5.3125**			
	2/27/01			6500		**5.3125**			
	2/27/01			10000		**5.2500**			
	3/02/01			1000		**5.5000**			
	3/08/01			1000		**4.3750**			
	3/08/01			4000		**4.4062**			
	3/09/01			1000		**4.3750**			
	3/09/01			3000		**4.2500**	**370,250**		

FORM 4 (continued)   **Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned**
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expira-tion Date	Title	Amount or Number of Shares				

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

______________________ ______
**Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, *see* Instruction 6 for procedure. SEC 1474 (8-92)